

07006635

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

S.E.C. MAR 29 2007 503

SEC FILE NUMBER
8-66838 67143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gar Wood Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle Street Suite 2201
(No. and Street)

Chicago (City) IL (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED APR 17 2007 THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Abrams + Steinberg P.C.
(Name – *if individual, state last, first, middle name*)

135 Arlington Hts Rd (Address), Buffalo Grove (City) IL (State) 60089 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.



SEC MAIL
MAR 2007
WASH. D.C.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael C. Tattas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gar Wood Securities, LLC, as of March 23, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
SHERRY GOUWENS
Notary Public - State of Illinois
My Commission Expires Mar 29, 2008

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GAR WOOD SECURITIES, LLC

TABLE OF CONTENTS

ABRAMS & STEINBERG, P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

135 Arlington Heights Road, Suite 105
Buffalo Grove, IL 60089
(847) 541-8888 • Fax: (847) 541-8832

Independent Auditor's Report

To the Partners
Gar Wood Securities, LLC

We have audited the accompanying statement of financial condition of Gar Wood Securities, LLC (a Partnership) as of December 31, 2006, and the related statements of income, changes in partners' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1834. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gar Wood Securities, LLC at December 31, 2006, and the results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included on pages 11-14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abrams & Steinberg, P.C.

March 22, 2007

Gar Wood Securities, LLC
Statement of Financial Condition
December 31, 2006

ASSETS

Cash in banks	$	63,064
Due from brokers		103,407
Accounts receivable, net		165,053
Due from others		129,744
Due from affiliates		79,823
Property and Equipment, net		42,707
Intangible assets, net		57,439
Other assets		7,376
Security deposits		15,153
Total Assets	$	663,766

LIABILITIES AND PARTNERS' EQUITY

Accounts payable	$	36,934
Accrued expenses		11,718
Partners' equity		615,114
Total Liabilities and Partners' Equity	$	663,766

The accompanying notes are an integral part of this statement.

Gar Wood Securities, LLC
Statement of Income and Changes in Partners' Equity
For the Year Ended December 31, 2006

Revenue	
Referral Fees	1,154,417
Interest income	1,874
Other income	95,893
Total revenue	1,252,184
Expenses	
Brokerage and clearing fees	6,161
Interest expense	579
Management fees	283,333
Occupancy costs	42,426
Salaries	207,376
Telephone	6,822
All other expenses	315,904
Total expenses	862,601
Net Income Prior to Replacement Tax	389,583
State replacement tax	5,129
Net Income	384,454
Partners' equity, beginning of period	230,660
Partners' equity, end of period	$ 615,114

The accompanying notes are an integral part of this statement.

Gar Wood Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash Flows from Operating Activities		
Net income	$	384,454
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		19,815
Increase (decrease) in:		
Due from broker		(103,407)
Accounts receivable		(160,322)
Other assets		8,821
(Increase) decrease in:		
Accounts payable		36,933
Accrued expenses		(18,917)
Net cash provided by operating activities		167,377
Cash Flows from Investing Activities		
Acquisition of property and equipment		(70,624)
Cash Flows from Financing Activities		
Due from others and affiliates		(209,567)
Net decrease in cash		(112,814)
Cash, Beginning		175,878
Cash, Ending	$	63,064
Supplemental Disclosure:		
Interest expense	$	579

The accompanying notes are an integral part of this statement.

Gar Wood Securities, LLC
Notes to Financial Statements
December 31, 2006

Note 1--Nature of Activities and Significant Accounting Policies

Nature of Activities

Gar Wood Securities, LLC ("The Partnership") is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Partnership was formed on May 10, 2004 and was admitted as a member of the National Association of Securities Dealers (NASD) in February 2006. The Partnership provides trade clearance, settlement and custody of securities on all major trading exchanges primarily to institutional clients. The Partnership specializes in boutique prime brokerage services to clients including start up hedge fund managers to professional traders. The Partnership has its office in Chicago, Illinois.

Cash

For the purpose of reporting cash flows, cash includes all demand accounts.

Income Recognition

The Partnership recognizes commissions and referral fees from securities transactions based upon settlement date of the transactions.

Management Fees

Beginning January 1, 2006 management fees in the amount of $425,000 per year will be paid out to two members.

Equipment and Furniture

Equipment and furniture are recorded at cost and are depreciated using the straight-line method over the estimated useful life of the asset, ranging from 5 to 7 years. Repairs and maintenance are expensed as incurred.

Related Parties

The Partnership advanced $62,502 to equity partners and to $17,321 to an affiliated entity of the Partnership. These advances are unsecured and non-interest bearing, and have no specified repayment terms.

Income Taxes

For income tax purposes, the Partnership is treated as a partnership and the income or loss of the Partnership is includable in the respective income tax returns of the members.

Note 1--Nature of Activities and Significant Accounting Policies (continued)

Income Taxes (continued)

Accordingly, no provision for federal income tax has been provided for in the accompanying financial statements. The Partnership is subject to state replacement tax.

Intangible Assets

Intangible assets are being amortized on a straight-line basis over their estimated lives as follows:

Software	3 years

Amortization expense for the year ended December 31, 2006 was $3,382.

Future amortization expense for intangible assets is expected to be the following:

Fiscal Year end	Amount
2007	$18,945
2008	20,155
2009	16,951
2010	1,388

Advertising

The Partnership follows a policy of expensing all advertising costs, as incurred. The Partnership expensed $30,332 of advertising costs during the year ended December 31, 2006.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2--Major Customers and Concentrations

The Partnership receives referral fees for business transacted through Spike Financial Services. The Partnership has a verbal agreement with Spike which provides that Spike pay the Partnership a referral fee of 85% of the net commissions earned by Spike for all business referred to them. For the year ended December 31, 2006, the partnership earned approximately $1,154,000 from

Note 2--Major Customers and Concentrations (continued)

Spike. The total accounts receivable from Spike at December 31, 2006 were $165,063. This receivable is considered non-allowable for purposes of calculating the Partnerships net capital requirements (see Note 3).

Note 3--Net Capital Requirements

The Partnership is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Partnership is required to maintain "adjusted net capital" equivalent to $5,000 or 12 1/2% of "aggregate indebtedness", whichever is greater, as defined, during its first year of operations. The Partnership had net capital of $111,738 in excess of its minimum net capital requirement at December 31, 2006.

Note 4--Lease

The Partnership leases its office facilities under a lease that expires in December 31, 2010. The lease provides for minimum annual rental payments plus operating costs.

Future minimum lease payments on this lease are as follows:

Year ending	
2007	$48,975
2008	50,169
2009	51,364
2010	52,558

Rent paid for the year ended December 31, 2006 was $36,426.

Note 5--Property and Equipment

As of December 31, 2006 property and equipment, consisted of the following:

Leasehold Improvement	$21,313
Furniture and Fixtures	5,414
Equipment	41,940
Computers	29,138
Total	$97,805
Less: Accumulated Depreciation	(55,097)
Net Property and Equipment	$ 42,708

Depreciation expense for the year ended December 31, 2006 was $16,433.

SUPPLEMENTARY INFORMATION

A&S ABRAMS & STEINBERG, P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

135 Arlington Heights Road, Suite 105
Buffalo Grove, IL 60089
(847) 541-8888 • Fax: (847) 541-8832

Independent Auditor's Report on Supplementary Information Required by
Rule 17a-5 of the Securities and Exchange Commission

To the Partners
Gar Wood Securities, LLC

We have audited the accompanying financial statements of Gar Wood Securities, LLC as of and for the year ended December 31, 2006, and have issued our report thereon dated March 22, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 11-13 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abrams & Steinberg, P.C.

March 22, 2007

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			615,114 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			615,114 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			615,114 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		497,295 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	-497,295 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			117,819 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments		[3660]	
	B. Subordinated securities borrowings		[3670]	
	C. Trading and investment securities:			

1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10. Net Capital			117,819 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	6,081 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	6,081 [3760]
14.	Excess net capital (line 10 less 13)	111,738 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	112,953 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			48,652 [3790]
17.	Add:			
	A. **Drafts for immediate credit**		[3800]	
	B. **Market value of securities borrowed for which no equivalent value is paid or credited**		[3810]	
	C. **Other unrecorded amounts (List)**			
		[3820A]	[3820B]	
		[3820C]	[3820D]	
		[3820E]	[3820F]	
			0 [3820]	0 [3830]
19.	Total aggregate indebtedness			48,652 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 41 [3850]

Gar Wood Securities, LLC
Computation of Reserve Requirements
Pursuant to Rule 15 C3-3
Year Ended December 31, 2006

NOT APPLICABLE

Gar Wood Securities, LLC
Possession or Control of Securities
Pursuant to Rule 15 C3-3
For the Year Ended December 31, 2006

NOT APPLICABLE

ABRAMS & STEINBERG, P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

135 Arlington Heights Road, Suite 105
Buffalo Grove, IL 60089
(847) 541-8888 • Fax: (847) 541-8832

Independent Auditor's Report on Internal Control

To the Partners
Gar Wood Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Gar Wood Securities, LLC (the "Partnership"), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements

in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abrams & Steinberg, P.C.

March 22, 2007

END